UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41401

Prenetics Global Limited

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

PRENETICS GLOBAL LIMITED REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

Prenetics Global Limited (“Prenetics” or the “Company”, NASDAQ: PRE), a leading-genomics-driven health sciences company today announced that the Company had received a notification letter (“Compliance Notice”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated November 29, 2023, indicating that the Company has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on June 29, 2023 that the Company was not in compliance with the Minimum Bid Price Requirement as the bid price of the Company’s common stock closed below US$1.00 per share for 30 consecutive business days.

On November 29, 2023, Nasdaq confirmed in the Compliance Notice that for the ten consecutive business days, from November 14, 2023 to November 28, 2023, the closing bid price of the Company’s common stock has been at US$1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and the matter is closed.

About Prenetics

Prenetics (NASDAQ:PRE), a leading genomics-driven health sciences company, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world’s most comprehensive consumer DNA test. Insighta, our US$200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Insighta plans to introduce Presight for lung and liver cancers in 2025, and to expand with Presight One for 10+ cancers in 2027. Lastly, ACT Genomics, our treatment unit, is the first Asia-based company to achieve FDA clearance for comprehensive genomic profiling of solid tumors via ACTOnco. Each of Prenetics’ units synergistically enhances our global impact on health, truly embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; its ability to identify and execute on M&A opportunities, especially in precision oncology; the reverse stock split and its impact on the trading volume and price of Prenetics’ Ordinary Shares and warrants; and Prenetics’ ability to regain compliance with the listing rules of the Nasdaq Global Market and maintain its continued listing. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement on Form F-1 and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Stephen Lo
	Name:	Stephen Lo
	Title:	Chief Financial Officer
Date: November 30, 2023